Exhibit 99.1

For Investors:	For Media:
Keith Helming	Frauke Oberdieck
Chief Financial Officer	Corporate Communications
+31 20 655 9670	+31 20 655 9616
khelming@aercap.com	foberdieck@aercap.com

John Wikoff
Investor Relations
+31 6 3169 9430
jwikoff@aercap.com

PRESS RELEASE

AerCap Holdings N.V. Announces Pricing of Secondary Share Offering
Amsterdam, Netherlands; June 4, 2015 - AerCap Holdings N.V. (NYSE: AER; “AerCap” or “the Company”) today announced the pricing of the secondary public offering of 71,184,686 of its ordinary shares by American International Group, Inc. (the “Selling Shareholder”), which has been upsized from 50,000,000 ordinary shares, at a price to the public of $49.00 per share. The Selling Shareholder has also granted the underwriters a 30-day option to purchase up to an additional 10,677,702 ordinary shares. AerCap will not receive any proceeds from the sale of the ordinary shares offered.  AerCap will also repurchase 15,698,588 of its ordinary shares from the Selling Shareholder for $750 million, at an approximate price per share of $47.77.  Upon the closing of the offering and the share repurchase, and assuming the exercise in full of the underwriters’ option to purchase additional shares, it is expected that the selling shareholder will no longer beneficially own any AerCap ordinary shares.
Citigroup and Goldman, Sachs & Co. are serving as global coordinators and joint book running managers, and J.P. Morgan, Morgan Stanley & Co. LLC and UBS Investment Bank are serving as joint book running managers for the underwritten offering.
The Company has filed a registration statement (including a prospectus) on Form F-3 with the SEC for the underwritten offering to which this communication relates. The registration statement automatically became effective upon filing on March 31, 2015.  Investors should read the accompanying prospectus dated March 31, 2015, the preliminary prospectus supplement relating to the offering dated June 1, 2015 and other documents the Company has filed with the SEC for more complete information about the Company and this offering. These documents may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov.

The prospectus supplement and accompanying prospectus relating to the offering may be obtained from: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, via telephone: 800-831-9146; and Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone: 1-866-471-2526 or via email: prospectus-ny@ny.email.gs.com.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s ordinary shares or any other securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About AerCap Holdings N.V.
AerCap is the global leader in aircraft leasing with approximately 1,640 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves over 200 customers in approximately 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.
Forward Looking Statements
This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.